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Jimena Acuña Smith
T +1 415 315 2306
jimena.smith@ropesgray.com

May 3, 2022

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Kimberly Browning

Re:	Pax World Funds Series Trust I (File Nos. 002-38679, 811-02064) (the “Registrant”)

Dear Ms. Browning:

We are writing to respond to the supplemental comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on April 29, 2022 in connection with Post-Effective Amendment No. 100, filed with the Commission on March 1, 2022 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), regarding Pax Global Environmental Markets Fund (the “Fund” and the post-effective amendment filed pursuant to Rule 485(a), the “485(a) Amendment”). The Staff previously provided comments on the 485(a) Amendment on April 7, 2022 (the “Initial Comments”) to which the Registrant provided responses in an initial response letter (the “Initial Response Letter”) submitted to the Staff on April 22, 2022.

The Staff’s supplemental comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus.

PROSPECTUS

1.       Comment. The Staff acknowledges the Registrant’s responses in the Initial Response Letter to the following Initial Comments regarding the criteria used by the Fund to determine what issuers it considers to have favorable ESG characteristics: #2, #13, #16 and #19. The Staff reiterates its Initial Comments in this regard.

Response. The Registrant acknowledges and appreciates the Staff’s position and will take into account its position during the next update to its registration statement.

2.       Comment. The Staff reiterates its Initial Comment regarding the Fund’s investments in any particular sector or industry. If the Fund invests significantly in any particular sector or industry, please add corresponding principal investment strategy and principal risk disclosure.

Response. The Registrant acknowledges and appreciates the Staff’s position. The Registrant respectfully notes that the Fund currently discloses Focused Investment Risk as a principal risk of the Fund, which states, in part, that focusing investments in a particular market or economic sector “(which may include issuers in a number of different industries), including the energy efficiency and water and infrastructure sectors, increases the risk of loss…” Accordingly, the Registrant believes that its current disclosure adequately describes the risks associated with the Fund’s investments in particular market or economic sectors and meets the requirements of Item 4(b)(1)(i) of Form N-1A.

3.       Comment. The Staff reiterates its Initial Comments regarding open-ended phrases used in the Fund’s disclosure, noting that such phrases could be vague. For example, please delete the phrase “such as” in the following sentence in the Principal Investment Strategies section.

“Under normal market conditions, the Global Environmental Markets Fund will invest primarily in equity securities (such as common stocks, preferred stocks and securities convertible into common and preferred stocks) of companies located around the world…”

Response. The Registrant acknowledges and appreciates the Staff’s position. The Registrant respectfully submits that the referenced phrase helps clarify the types of equity securities in which the Fund will invest. Accordingly, the Registrant declines to make the requested change.

4.       Comment. The Staff reiterates its Initial Comment regarding the phrase “positive environmental performance.” Please define this phrase and explain how it factors into the Fund’s principal investment strategy and selection of investments.

Response. The Registrant acknowledges and appreciates the Staff’s position. The Registrant believes that the phrase “positive environmental performance” is sufficiently understood by a reasonable investor. The Registrant also respectfully submits that the Fund’s current disclosure adequately describes what is meant by positive overall environmental performance, as follows: “The Global Environmental Markets Fund seeks to invest in companies with positive overall environmental performance and whose products or services help other companies and countries improve their environmental performance, and seeks to avoid investing in companies with significant environmental problems or worsening environmental profiles” (emphasis added).

5.       Comment. Please consider whether an ESG-specific risk factor is appropriate for this Fund.

Response. The Registrant respectfully notes that, in response to the same comment from the Staff in 2021, the Registrant revised Management Risk in the Principal Risks section for all Pax World Funds, as follows:

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“Management Risk The Fund is actively managed. The investment techniques and decisions of the investment adviser and the Fund’s portfolio manager(s), including the investment adviser’s assessment of a company’s ESG profile when selecting investments for the Fund, may not produce the desired results and may adversely impact the Fund’s performance, including relative to other funds that do not consider ESG factors or come to different conclusions regarding such factors.”

STATEMENT OF ADDITIONAL INFORMATION

1.       Comment. With respect to the following fundamental policy in the Investment Restrictions section, please confirm supplementally that the Fund is also not currently concentrating more than 25% of the value of its assets in a group of industries:

“Each fund may not… concentrate more than 25% of the value of its assets in any one industry.”

Response. The Registrant confirms that the Fund is not currently concentrated as defined by former Guide 19 to Form N-1A.

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We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith
Jimena Acuña Smith

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